NATIONAL ASSET RECOVERY CORP.
                          9000 Burma Road, Suite 103
                         Palm Beach Gardens, FL 33403
                                (561) 932-1422

December 10, 2010

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington DC 20549

Re: 	Request for Withdrawal of Registration Statement on Form S-8
 	File No.: 333-171051
 	Filed December 8, 2010

Securities and Exchange Commission:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the "Securities Act"), National Asset Recovery Corp., a Nevada corporation, (the "Registrant") hereby respectfully requests that the U.S. Securities and Exchange Commission (the "Commission") consent to the withdrawal of the Registrant's Registration Statement on Form S-8 (File No. 333-171051), together with all exhibits and amendments thereto (the "Registration Statement"), effective as of the date hereof. The Registration Statement was initially filed with the Commission on December 8, 2010.

The Registrant is withdrawing the Registration Statement as it has decided not to pursue same at this time. The Registrant confirms that the Commission did not declare the Registration Statement effective, and no securities have been distributed, issued or sold pursuant to the Registration Statement.

The Registrant acknowledges that no refund will be made for fees paid to the Commission in connection with the filing of the Registration Statement. However, the Registrant requests, in accordance with Rule 457(p) under the Securities Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Registrant's account to be offset against the filing fee for the filing of any future registration statement or registration statements.

If you have any questions or require further information or documentation regarding the foregoing, please do not hesitate to contact the undersigned at
(561) 932-1422. Please forward a copy of the order withdrawing the Registration Statement to the undersigned at the address set forth in the letterhead above.

	Very truly yours,

	National Asset Recovery Corp.


	/s/ William G. Forhan
	By: William G. Forhan
	Title: CEO and CFO

Cc: 	The Sourlis Law Firm
	214 Broad Street
	Red Bank, NJ 07701